EXHIBIT 28

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)

	Second Quarter Ended		% of Total
	Sept. 28, 2001	Sept. 29, 2000	Fiscal 2002	Fiscal 2001

Global commercial:
U.S. commercial	$1,044.0	$ 1,000.0	38%	40%
Europe	726.3	583.1	26	23
Other International	334.4	294.9	12	12
Total	2,104.7	1,878.0	76	75

U.S. federal government:
Department of Defense	397.6	365.7	14	15
Civil agencies	263.0	255.2	10	10
Total	660.6	620.9	24	25
Total Revenues	$2,765.3 ======	$2,498.9 ======	100% =====	100% =====

	Six Months Ended		% of Total
	Sept. 28, 2001	Sept. 29, 2000	Fiscal 2002	Fiscal 2001

Global commercial:
U.S. commercial	$2,098.8	$ 1,980.8	38%	40%
Europe	1,408.6	1,155.3	26	23
Other International	637.7	557.4	12	11
Total	4,145.1	3,693.5	76	74

U.S. federal government:
Department of Defense	808.2	778.6	15	16
Civil agencies	525.6	490.1	9	10
Total	1,333.8	1,268.7	24	26
Total Revenues	$5,478.9 ======	$4,962.2 ======	100% =====	100% =====